Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir@fmc-ag.com

North America:
Terry L. Morris
Phone: + 1 800 948 2538
Fax: + 1 615 345 5605
E-mail: ir@fmc-ag.com

Internet: www.fmc-ag.com

September 16, 2008

Fresenius Medical Care Announces Closing of the
U.S. License Agreement for Intravenous Iron Products

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA, the world’s largest provider of dialysis products and services, today announced the closing of an exclusive license agreement with Luitpold Pharmaceuticals, Inc., and its subsidiary American Regent, Inc. for the manufacture and distribution of intravenous (I.V.) iron products in the USA.

The closing follows completion of the US Federal Trade Commission’s (FTC) review of the license agreement under the Hart-Scott-Rodino Act and the issuance of a consent order to permit the closing.

In July 2008, Fresenius Medical Care entered into a separate and independent license and distribution agreement with Galenica Ltd. and its subsidiary Vifor Pharma, for certain countries in Europe and the Middle East, to market and distribute intravenous Iron products, such as Venofer® and Ferinject®for dialysis treatment.

Fresenius Medical Care AG & Co. KGaA, Sept. 16, 2008	1 of 2

In the U.S., the license agreement among Fresenius USA Manufacturing, Inc. (FUSA), Luitpold Pharmaceuticals Inc., and American Regent, Inc. provides FUSA with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) US dialysis facilities. Luitpold Pharmaceuticals will continue to sell Venofer® for use in treating chronic kidney disease patients not yet on dialysis and in treating patients with renal failure in hospitals.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are pleased to be able to complete this agreement which strengthens our ability to improve the treatment of Iron Deficiency Anemia experienced by dialysis patients. We are delighted to have Galenica Ltd., Vifor Pharma, Luitpold Pharmaceuticals, Inc. and American Regent, Inc., as partners. The license to make and distribute these products is an important milestone in the execution of Fresenius Medical Care’s renal pharma strategy.”

***

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,600,000 individuals worldwide. Through its network of 2,318 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to more than 180,000 patients around the globe (as of June 30, 2008). Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P). For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

Galenica is a diversified group active throughout the healthcare market which, among other things, develops, manufactures and commercialises pharmaceutical products, runs pharmacies, provides logistical and database services and sets up networks. The Galenica Group enjoys a leading position in all its business sectors – Pharma, Logistics, HealthCare Information and Retail. A large part of the Group’s income is generated by international operations. Additional information on the Galenica Group can be found at www.galenica.com.

Luitpold Pharmaceuticals, Inc., headquartered in Shirley, NY, manufactures and distributes over 65 pharmaceutical products including Venofer® (iron sucrose injection, USP), the leading IV iron therapy in the U.S., through its human health subsidiary, American Regent, Inc. Luitpold Pharmaceuticals, Inc., a Daiichi-Sankyo Group company, also markets dental bone regeneration products and veterinary pharmaceuticals through its Osteohealth and Animal Health divisions. Daiichi Sankyo Company, Ltd., established in 2005 after the merger of two leading century-old Japanese pharmaceutical companies, is a global pharmaceutical innovator, continuously generating innovative drugs that enrich the quality of life for patients around the world. For more information about Luitpold see www.luitpold.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, Sept. 16, 2008	2 of 2